Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

September 6, 2013

VIA EDGAR

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          UA Granite Corporation (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed September 6, 2013
File No. 333-189414

Dear Ms. Long:

We respectfully hereby submit the information in this letter, on behalf of our client, UA Granite Corporation, in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 15, 2013.  Amendment No. 2 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on September 6, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 1 to the Form S-1.

General

1.     We note your response to comment one in our letter dated July 15, 2013 where you provide a broad description of the different types of granite products that you intend to distribute in the United States. We also note that the last paragraph of your response does not appear to be related to the registrant and its proposed business as it refers to developing and marketing of an “Internet telephony business.” We continue to believe, however, that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Activity to date provides no assurance that you will be able to survive in the short or long term. Under the circumstances, we reissue our prior comment one to have the registration statement comply with Rule 419 of Regulation C under the Securities Act.

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
September 6, 2013

Company response: The Company is not a “blank check company.”  Rule 419, promulgated pursuant to the Securities Act of 1933, as amended (the “Securities Act”), states, in relevant part, that:

. . . the term “blank check company” shall mean a company that:

•
Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

•	Is issuing “penny stock,” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934. . . .

See also Securities Act § 7(b)(3).  By its terms, “Rule 419 is not applicable to a penny stock offering by a start-up company if it has a specific business plan. – e.g. to develop and market software programs . . . .”  Harold S. Bloomenthal, Securities Law Handbook vol. 1 457 (2001).

In several places of the Company’s Form S-1, filed June 18, 2013, the Company states its specific business plan.  For example, on page 16, the Company states:

We are in the early stages of developing our plan to distribute granite products in the United States in forms including but not limited to countertops, chopped (or split) stone blocks, stone blocks with an absolute sawn finish and with chopped-sawn (split and sawn) finish for road surface, kerbstones (border stones), stairs and paving tiles with different kinds of surfaces (chopped, sawn, polished and flamed), decorative tiles with surface like “Rock” and many other kinds of products made from natural granite of Ukrainian deposits.  If our business is initially successful in the United States, then we will focus on other markets.

Further details of the Company’s business plan continue through the beginning of page 19.  The Company also discloses parts of its business plan, such as its Plan of Operation, in its Management’s Discussion and Analysis of Financial Condition and Plan of Operation on page 21 and 22 of its Form S-1.  The Company has even entered into a supply agreement with LLC Ukr Stone of Ukraine, as disclosed on page 20. Therefore, the Company has a business plan and begun operations based on that plan.

The Company hereby confirms that it has no plan, agreement, arrangement or understanding to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

Because the Company (i) has a business plan to develop and market granite products based on a plan developed by the Company and (ii) has no plan, agreement, arrangement or understanding to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, it is not a blank check company within the meaning of Rule 419.  The Company’s factual situation, therefore, squarely fits within the interpretation of Bloomenthal as to what is not a blank check company: “Rule 419 is not applicable to a penny stock offering by a start-up company if it has a specific business plan. – e.g. to develop and market software programs . . . .”

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
September 6, 2013

2.     Please provide updated financial results through June 30, 2013 with your next amendment. Refer to Rule 8-08 of Regulation S-X for guidance on financial statement updating requirements.

Company response:  The Company has updated its financial statements in compliance with Rule 8-08 of Regulation S-X.

Risks Related to Our Company, page 6

3.     Please revise the first sentence to indicate 2,500,000 shares as the correct number of shares being offered by the company pursuant to the registration statement.

Company response:  The Company has changed “650,330” to “2,500,000” on page 6.

Use of Proceeds, page 11

4.     We note your revised disclosure in response to comment 10 in our letter dated July 15, 2013. Please correct the “Net Remaining Balance” for each column as it currently reflects the wrong balance.

Company response:   The Company has revised its disclosure on page 11 in compliance with this comment.

Dilution, page 12

5. In the existing shareholders table, please reflect the potential gain to existing shareholders net of offering expenses, and adjust both the net tangible book value and the increase to present stockholders in net tangible book value per share after the offering to $0.011 to reflect properly the difference between the net tangible book value per share before and after the offering.

Company response:  At June 30, 2013, the net tangible book value of the Company was $2,857, or $0.0005714 per share.  The Company has updated the Dilution table on page 12 accordingly.

6.     In the purchasers of shares table if all shares are sold, the dilution per share should be $0.029, which is the difference between the $0.04 and $0.011 in the existing shareholders table. Please adjust accordingly.

Company response:  At June 30, 2013, the net tangible book value of the Company was $2,857, or $0.0005714 per share.  The Company has updated the Dilution table on page 12 accordingly.

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
September 6, 2013

Description of Business, page 16

7.     Please note that you have not revised your disclosures in response to comments 18 through 32 in our letter dated July 15, 2013. Please revise your disclosures to address our prior comments in full. In addition, we make the following observations:

•	In response to comment 20 in our letter dated July 15, 2013, we encourage you to expand your disclosure to provide investors with some objective criteria related to the quality of your product.

•
Your revised disclosure in response to comment 22 in our letter dated July 15, 2013 needs to provide investors with a better understanding of the market prices of the products with which you will compete. Please avoid broad and generic statements such as “[o]ur retail pricing… will not be lower than, and be approximately the same, as the pricing for competing products.”

•
Please ensure that comment 25 in our letter dated July 15, 2013 is addressed in full. In this respect we note that in response to this comment, you do not discuss the status of the United States market for products similar to yours, whether the U.S. market is dependent on foreign imports, and, to the extent known, the percentage of foreign product sales in the United States market.

Company response:  Changes made in response to comments 18 to 32 were inadvertently not included in the Edgarized Amendment No. 1 to Form S-1.  Responses to comments 18 to 32 in our correspondence to the Staff dated August 5, 2013, correspond to change made to page 16 through 20 of Amendment No. 2 to Form S-1.   The Company’s revisions to its disclosure in response to the bullet points in this comment are on page 16, 17, 18 and 20.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo
     Thomas E. Puzzo